Exhibit 99.8

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended June 30, 2017 of DHX Media Ltd. of our report dated September 27, 2017, relating to the consolidated financial statements which appear in the Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (No. 333-208591 and No. 333-207194) of DHX Media Ltd. of our report dated September 27, 2017 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit 99.1, which is incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Halifax, Nova Scotia

September 27, 2017